TEEKAY OFFSHORE PARTNERS L.P.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

December 27, 2017

John Dana Brown, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Offshore Partners L.P.
Registration Statement on Form F-3
Filed November 24, 2017
File No. 333-221745

Dear Mr. Brown:

We have reviewed your letter to us of December 21, 2017 setting forth staff comments on the Form F-3 registration statement of Teekay Offshore Partners L.P. (the “Partnership”) filed on November 24, 2017 (the “Registration Statement”). This letter responds to the comments made by the staff in your letter. For your convenience, the response has been keyed to the comments. We are filing an Amendment No. 1 to the Registration Statement that reflects these and some additional changes.

SEC Comment No. 1:

Offerings of a majority-owned subsidiary may be registered on a Form F-3 if the subsidiary satisfies the requirements of General Instruction I.A.5 to Form F-3. It does not appear that Teekay Offshore Finance Corp. is eligible under this instruction. Please advise how it meets the requirements or amend the registration statement to remove Teekay Offshore Finance Corp. as a co-registrant.

Response to Comment No. 1:

The Partnership has removed Teekay Offshore Finance Corp. as a co-registrant.

SEC Comment No. 2:

We note that the debt securities may be guaranteed by one or more of your subsidiaries. See your disclosure on page 42. If this is the case, please register the offer and sale of the guaranteed debt security, identify each of the subsidiaries that will potentially guarantee the debt securities and have each of the subsidiary guarantors sign the registration statement, or please advise.

Response to Comment No. 2:

The Partnership has deleted the reference to any potential guarantees.

* * * * *

Sincerely,

/s/ David Wong

David Wong

Chief Financial Officer of Teekay Offshore Group Ltd.

(Principal Financial and Accounting Officer of the Partnership)

cc:	Tonya K. Aldave (U.S. Securities and Exchange Commission)
David Matheson (Perkins Coie LLP)
Daniel C. Rodgers (Watson Farley & Williams LLP)